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                     September 13, 2023

       Robert DeLucia
       Chief Financial Officer
       SharpLink Gaming Ltd.
       333 Washington Avenue North, Suite 104
       Minneapolis, Minnesota 55401

                                                        Re: SharpLink Gaming
Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-28950

       Dear Robert DeLucia:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology